SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 000-21742

                   Subsea 7 S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                        England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached herewith as Exhibit 99.1 is a press release, dated April 18, 2011, whereby Subsea 7 S.A. (the “Company”) announced the award of a contract with A/S Norske Shell for subsea pipeline installation services for the Ormen Lange Northern Field Development – Mid North Project in the Norwegian Sea.

The work is the first call-off under the Company’s Frame Agreement with Shell for Pipeline Installation services in the North Sea region awarded in September 2010, and the call-off is valued at approximately $70 million.

The Mid North Project will be developed with a new subsea template located approximately 6 km north of the existing subsea facilities on Ormen Lange in around 900m water depth, and will be tied-back to Ormen Lange by two 12” Production pipelines, a 6” service pipeline and a control umbilical.

The Company’s scope is to fabricate and install the two 6 km long 12” rigid pipelines and the 6” service pipeline, and installation of the control umbilical.  Furthermore, the Company will perform all subsea connections and pre-commissioning activities on the new pipelines.

Engineering and procurement activities will commence immediately and will be performed at the Company’s offices in Stavanger, Norway.  Fabrication of the pipeline will be carried out at the Company’s North Sea Spoolbase at Vigra on the north-west coast of Norway, in early 2012.  Pipelay operations are due to commence in early 2012 and will utilise one of the Company’s specialised reeled pipelay vessels.  The remainder of the offshore installation scope will be performed in summer 2012, utilising the Company’s specialised offshore construction vessels suitable for deepwater subsea construction work.

The Ormen Lange field is located in the Norwegian Continental Shelf, approximately 130 km north-west of Kristiansund, in water depths between 850m and 940m.

The information set forth above and in the attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to statements as to the value of the awarded contract, statements as to the date of commencement and completion of the awarded contract and statements as to the scope and location of our work thereunder.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: April 18, 2011	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer